SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 31, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS PROVIDES NOTICE OF EARLY REDEMPTION TO HOLDERS OF 3.375%

CONVERTIBLE SENIOR NOTES DUE 2011

Hsinchu, Taiwan, March 31, 2011 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today provided notice (the “Redemption Notice”) to the holders (the “Holders”) of its outstanding US$2.26 million of 3.375% Convertible Senior Notes due 2011 (the “Notes”) of the Company’s election to redeem all of the Holders’ Notes with effect as of May 3, 2011 (the “Redemption Date”), in accordance with the terms and conditions of the Notes and the Indenture (the “Indenture”), dated as of September 29, 2006, between the Company and The Bank of New York Mellon, as trustee. Pursuant to the Indenture, the Company may, at its option, redeem all of Holders’ Notes if at least 90% of the initial aggregate principal amount of Notes issued pursuant to the Indenture have been converted, repurchased or redeemed, at a price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest on the Notes up to, but excluding, the Redemption Date. The Redemption Notice may be obtained by contacting The Bank of New York Mellon by mail at One Temasek Avenue, #03-00 Millenia Tower, Singapore 039192, Attention: Jack Suk / Keith Koh Global Corporate Trust Services Department or by facsimile at +65-6883-0338.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http:www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.